ОАО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИ

ул. Карасунская, 66, г. Краснодар, Россия 350000
телефон (861)253-20-56, факс (861)253-25-30
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru

07023510

SECURITIES AND EXCHANGE
COMMISSION OF THE UNITED STATES
OF AMERICA

450 Fifth Street, NW Washington, DC 20549,
United States

Расчетный счет ____________
Кор.счет. ____________
БИК ____________
ИНН 2308025192, ОГРН 1022301172112
ОКВЭД 64.20, ОКПО 01151037

от 03.05.2007 № 10.3.1/06-1985

на № ________ от ________

RECEIVED
MAY 09 2007
MAIL PROCESSING SECTION
WASH. D.C. 210

082-04721

SUPPL

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the facts that may influence significantly the price of the Issuer's securities.
2. Notification on the material fact.

Please find 2 pages enclosed.

V. A. Statuev,
Deputy Director General –
Director for Assets Management and General Matters
"Southern Telecommunications Company" PJSC

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

dlw 5/16

Notification on the material fact

"DATE OF THE ISSUER'S REGISTER CLOSURE (CUT-OFF DATE)"

1. General	
1.1. Full registered name of the Issuer	***Public Joint –Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***

2. Substance
2.1. Category (type) of the Issuer's registered shares in relation to which a list of their registered holders as of a certain date is made up: ***common registered non-documentary shares; state registration No. 1-03-00062-A of September 9, 2003;*** ***preference registered non-documentary Type A shares; state registration No. 2-03-00062-A of September 9, 2003.*** 2.2. Purpose, for which the list of registered securities holders is made up: ***The Company's shareholders may exercise their rights granted by securities (they are entitled to attend annual General Shareholders' Meeting to be held on 26 June 2007 and to receive 2006 dividend).*** 2.3. Date, as of which the list of registered securities holders is made up (cut-off date): ***7th May 2007*** 2.4. Number and date of making up the Minutes of the meeting (session) of the Issuer's authorized governing body which took the decision on the date of making up the list of registered securities holders or any other decision which is the ground for setting the date for making up the list. ***Minutes of the Board of Directors of "UTK" PJSC № 33 of 27 April 2007***

3. Signature		
3.1. Deputy General Director – Director for Assets Management and General Matters	(Signature)	V. A. Statuev
3.2. Date " 27 " April 2007	Official seal	

Notification on the facts
that may influence significantly the price of the Joint –Stock Company's securities

RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS (SUPERVISORY BOARD) OF THE JOINT-STOCK COMPANY

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*

2. Substance
2.1. Date of the meeting of the Joint –Stock Company's Board of Directors (supervisory board) at which the respective decision was taken: ***26th April 2007***
2.2. Date and number of the Minutes of the meeting of the Joint –Stock Company's Board of Directors (supervisory board) at which the respective decision was taken: ***Minutes of the Board of Directors of "UTK" PJSC № 33 of 27 April 2007***
2.3. Decisions taken by the Joint –Stock Company's Board of Directors (supervisory board): ***1. To hold Annual General Shareholders' Meeting of Public Joint –Stock Company "Southern Telecommunications Company" on 2006 performance results and to determine its:*** ***1.1. form: meeting (joint personal presence of shareholders for discussion of the agenda items and approval of the resolutions put to vote);*** ***1.2. date of the Annual General Shareholders' Meeting: 26th June 2007;*** ***1.3. venue of the Annual General Shareholders' Meeting: 66, Karasunskaya Str., Krasnodar;*** ***1.4. time of shareholders' registration: from 9:00 a.m. Moscow time;*** ***1.5. time of the AGM opening: 11:00 a.m. Moscow time.*** ***2. To set the cut-off date for making up a list of shareholders entitled to participate in UTK's Annual General Shareholders' Meeting and to receive 2006 dividend: 7th May 2007.*** ***3. To determine the following mailing addresses at which the shareholders can send their filled voting instruction cards:*** ***3.1. 66, Karasunskaya street, Krasnodar, 350000*** ***3.2. mailing box 162, Kalanchevskaya Str., Moscow, 107078, for Registrar of "Southern Telecommunications Company" PJSC - "Obyedinyonnaya Registratsionnaya Kompaniya" OAO.***

3. Signature		
3.1. Deputy General Director – Director for Assets Management and General Matters	(Signature)	V. A. Statuev
3.2. Date " 27 " April 20 07	Official seal	

END